Exhibit 21.1

Subsidiaries of Alarm.com Holdings, Inc.

Name	Jurisdiction of Incorporation
Alarm.com Incorporated	Delaware
EnergyHub, Inc.	Delaware
PointCentral, LLC	Delaware
Onabridge Technologies, LLC	Delaware
Building 36 Technologies, LLC	Delaware
JTT Investment Partners, LLC	Georgia
Alarm.com International Holdings, LLC	Delaware
Five Interactive, LLC	Delaware
SecurityTrax, LLC	Delaware
Alarm.com, S. de R.L. de C.V	Mexico
OVI Acquisition, LLC	Delaware
ICN Acquisition, LLC	Delaware